PEOPLE
PERFORMANCE
TECHNOLOGY

WORKING TOGETHER



RWD Technologies®

2001 ANNUAL REPORT

OUR MISSION

is to satisfy our clients by assisting with the successful implementation and operation of high-technology systems and equipment. *We bring people and technology together®* to help end users perform successfully in complex operational environments.

FINANCIAL HIGHLIGHTS

(in thousands, except per share data)	1997	1998	1999	2000	2001
OPERATIONS					
Revenue	$ 85,670	$ 114,719	$ 124,433	$ 134,310	$ 117,436
Year over Year Growth	32%	34%	9%	8%	—
Operating Income	$ 13,744	$ 19,482	$ 6,660	$ 6,520	$ (14,098)
Operating Income Margin	16.0%	17.0%	5.4%	4.9%	(12.0%)
Year over Year Growth	57%	42%	(66%)	(2%)	—
Net Income (loss)	$ 9,001	$ 13,116	$ 5,068	$ 4,592	$ (9,718)
Net Income Margin	10.5%	11.4%	4.1%	3.4%	(8.3%)
Weighted Average Shares Outstanding (Diluted)	14,470	16,016	15,503	15,518	15,252
Earnings Per Share (Diluted)	$ 0.62	$ 0.82	$ 0.33	$ 0.30	$ (0.64)
FINANCIAL POSITION					
Working Capital	$ 49,381	$ 66,399	$ 47,065	$ 50,623	$ 41,493
Total Assets	67,887	90,394	87,261	97,826	90,804
Total Debt	1,101	865	1,669	607	3,416
Stockholders' Equity	54,964	73,961	73,341	79,301	70,207


REVENUE (dollars in millions)
$85.7
$114.7
$ 124.4
$134.3
$117.4
97
98
99
00
01


EMPLOYEES
791
988
1,101
1,101
951
97
98
99
00
01

TO THE SHAREHOLDERS

In order to improve RWD Technologies' ability to expand our business in the three primary technology areas in which we are engaged, we totally reorganized the Company and modified our business models in 2000. We expected these very positive actions would stimulate a resurgence of Company growth and profitability in 2001. Unfortunately, RWD was adversely affected by business conditions over which we had very little control. It resulted in revenue similar to 1998 levels with a loss of $9.7 million or $0.64 per share.

RWD has established a reputation for providing mission-critical services that increase worker productivity and improve product and service quality while reducing operating costs. In a down market, we would expect some reduction in expenditures by the large companies, which are the major source of RWD revenues, but not of the magnitude that occurred in 2001. As a result, 2001 turned into a very difficult year. Nevertheless, the Company is still very much alive and well. Despite a 15 percent reduction in the total number of employees, we have maintained the necessary senior management and the corporate infrastructure to rapidly respond to an increasing client demand for RWD services and products.

The RWD operating organization consisting of three segments—Latitude360™, Enterprise Systems, and Performance Solutions—significantly augmented their marketing capabilities during the year. Each segment functions as a separate business unit with unique technical competencies so they can compete successfully within exciting and expanding business areas. As a consequence, RWD served a total of 320 clients in 2001. That includes 147 new clients with most of this new business expected to impact 2002 revenues.

- Latitude360 has designed and developed hosted eLearning systems for large corporations, professional societies, and medical facilities and should benefit from an eLearning market that is predicted to grow from $2 billion in 2000 to $18 billion in 2005. They offer a wide range of eSolution services to large pharmaceutical companies that satisfy new FDA drug requirements. They also have partnership arrangements in place with Siebel Systems and Documentum for the customized implementation of software systems.

- Enterprise Systems has provided training, documentation, and change management services for the implementation of more than 350 ERP systems. They provide similar services for Oracle and PeopleSoft systems. In addition, they have an alliance agreement with SAP, the fifth largest software manufacturer in the world, in which the SAP sales staff markets RWD's services and products.

- Performance Solutions has assembled teams of highly experienced lean manufacturing specialists who apply their skills to vehicle manufacturing processes. They have also assembled teams of training specialists who train plant personnel responsible for the launching of new vehicles. This year, they have aggressively introduced lean solutions to a number of other industries and are now engaged in implementing lean manufacturing techniques in the aerospace and railroad industries.

At the end of 2001, Latitude360 moved into the 63,000-sq.ft. Applied Technology Laboratory (ATL) at the University of Maryland, Baltimore County Research and Technology Park. This facility, located about 5 miles from the Baltimore-Washington International Airport, will be the hub for all RWD research activities. Initially, RWD personnel will be staffing most of the projects at the ATL. However, we are looking forward to having university faculty contributing to projects of mutual interest and sharing their ideas with us.

Even though 2001 was a very disappointing financial year for the Company, RWD expanded its capabilities to satisfy the requirements of industry, government, and society for the application of sophisticated technology systems that are designed appropriately for end users. Most importantly, RWD is now in a position to become a major player in this huge endeavor. RWD management and employees are ready to roll, and 2002 is the year.



KENNETH J. REBECK & DR. ROBERT W. DEUTSCH

Kenneth J. Rebeck
Senior Vice President
and Chief Operating Officer

Dr. Robert W. Deutsch
Chairman, President,
and Chief Executive Officer

L A T I T U D E 3 6 0

The challenge facing large organizations in 2002 is understanding the intrinsic value of their workforce. Knowledge workers find the information they need in three places: personal memories; files and documents; and the experiences of others. Latitude360™ uses technology to transparently connect these three sources of information into solutions that truly impact human business performance. Our University360™ and 360Sync™ products help clients mobilize and expand the reach of their knowledge. As a *Federal Computer Week* article from December 2001 affirms: "360Sync is an innovative advancement in the e-learning field... The system could have enormous implications for the LMS industry." We focus on individual learning styles, information mobility, and the dispersion of knowledge through communities of practice to develop complete performance support solutions. Our innovative eLearning, customer relationship management, and systems integration services improve end user performance and drive business for our Fortune 100 customers.



Latitude360's eLearning expertise, software systems integration capabilities, and ability to design and implement customized technology systems are being utilized by our clients in the pharmaceutical, financial services, and high-technology industries. Our pharmaceutical services division helps bio/pharmaceutical companies transition to eBusiness operating paradigms. We are ideally positioned to apply our technical resources and strong partnerships with third-party software vendors to offer unique solutions in these growing industries. As we continue to leverage new technologies, Latitude360 will build solutions that satisfy the goal of improving *business* performance by providing the tools that improve *human* performance.

— David Yager, President

Latitude360™
a division of RWD Technologies

eBUSINESS SOLUTIONS

In a competitive economy, progressive companies must streamline business processes and improve the effectiveness of their most important resource—people. Latitude360 develops customized systems to integrate diverse knowledge sources and deliver information to help business leaders make intelligent decisions. Substantial experience coupled with strategic partnerships with Documentum; Siebel Systems; IBM; SAS Institute; and other companies allow us to deliver comprehensive, cost-effective solutions for global organizations in the pharmaceutical, financial, and high-technology industries. Our customer relationship management, data analysis, eConnector, and system design and analysis services succeed by focusing on the needs of individuals to evolve business.

Our core solution areas include:

- eBusiness strategy and transformation
- Systems integration
- Creative design
- Product connector development
- Customer relationship management
- Information management
- Web development

TOYOTA (GB) PLC

The Retail Asset Management System (RAMS), developed by Latitude360 and a team from Toyota Great Britain, provides a central repository for vehicle retail information. The application delivers content to Toyota employees and dealers throughout the United Kingdom via a desktop application, and to customers via Toyota's external Web site and an Internet showroom. This solution improves the management and distribution of retail information and provides a more efficient time-to-market to help Toyota stay ahead of the competition.

PHARMACIA CORPORATION

The Endocrine Care division of Pharmacia, a first-tier global pharmaceutical company, asked Latitude360 to create a more collaborative work environment for their outcomes research group and clinical trial investigators. Latitude360 developed and integrated Web-accessible eLearning courses, an Oracle portal, a Web site, and supporting CD-ROMs. The solution offers Pharmacia comprehensive eLearning courses and a dynamic content management system, which can be easily updated and accessed by staff, investigators, and sales people across the country.

APPLIED TECHNOLOGY LABORATORY

By bringing together the best minds from the worlds of academia and research, the Applied Technology Laboratory creates pioneering solutions for real-world companies. In partnership with senior university researchers, the ATL investigates and explores visionary technology topics. This experience gives Latitude360 and RWD the ability to help clients use advanced tools to grow business in an evolving mass market. Primary areas of research focus on visual, learning, and technical solutions.

"Latitude360 helped us to implement major changes to our member examination program in 2001 by contributing substantially to the development of our new examination technology, called INSITE. With INSITE, we are more effective regulators without unduly burdening the majority of firms that run tight ships."

Mary Shapiro, President, NASD Regulation, Inc.

eLEARNING SERVICES

Organizations that want to deliver knowledge to a broad audience while minimizing training-related travel expenses are increasingly investing in comprehensive eLearning solutions. Latitude360's eLearning services provide a full spectrum of blended learning solutions that distribute knowledge to broad audiences, bring learning and performance support to the workplace, promote collaboration and certification, and deliver bottom-line results. We continue to help world-class organizations build and manage eLearning solutions quickly and cost-effectively through our product and service offerings, including:

- eLearning strategy development
- University360—our hosted virtual university
- Custom eLearning courseware
- Classroom training conversion
- Blended learning solutions

TYCO / SIMPLEXGRINNELL LP

Latitude360 developed eLearning courses for Tyco/Simplex Grinnell to train the company's workforce at all levels on its products and services. Training is delivered via the Internet and easy-to-use CD-ROMs to more than 14,000 SimplexGrinnell Fire Protection employees in more than 150 branch offices. Introductory videos motivate employees to take courses, and interactive exercises reinforce fire safety concepts, introduce products, and help employees provide comprehensive service to customers.

CIENA CORPORATION

CIENA, a market-leading optical networking systems provider, needed a customer relationship management solution to transform its sales process. Latitude360 provided a combined business and learning solution which exemplifies our integrated philosophy. In addition to implementing a tailored Siebel system that spans sales, forecasting, and manufacturing, Latitude360 provided a blended learning solution that included classroom training, asynchronous eLearning, and online performance support. The solution has allowed CIENA to improve forecasting, drop inventory cost, and give executives, sales managers, and manufacturing planners access to accurate data to help them make informed decisions.

SELECTED CUSTOMERS

3Com	Deutsche Asset Management	Nokia
Arbitron	Element K	Pharmacia
Autodesk	Immunex	Schering-Plough
Aventis	Janssen	Transkaryotic Therapies
Bank One	John Deere	Toyota Great Britain
Bristol-Myers Squibb	Johnson & Johnson	T. Rowe Price
CIENA	Merck	Tyco/SimplexGrinnell
Cisco Systems	NASD Regulation	Vodafone

"For many organizations, traditional learning methods are expensive, time consuming, and do not offer the user flexibility. Web-based training modules allow companies and individuals to focus training budgets only in the areas where training is needed. Our decision to partner with Latitude360 to create and produce Web-based modules was based on the needs and demands of our clients and the marketplace."

Clara Lippert, President, The Oxford Princeton Programme

PRODUCTS

UNIVERSITY360

This comprehensive online corporate university has been licensed by organizations including Memorial Sloan-Kettering Cancer Center and the American Institute of Certified Public Accountants to mobilize their eLearning strategies. The product has allowed us to cross sell solutions such as eLearning courseware development and provide eLearning services to RWD's Performance Solutions and Enterprise Systems groups. University360 is a fully hosted, comprehensive suite of eLearning technologies that are completely integrated to provide a flexible, cost-effective online learning solution. It allows organizations to quickly implement learning environments that provide:

- Anytime/anywhere access to learning
- *Synchronous learning and conferencing*
- Competency modeling and performance assessment
- Feature-rich content management and development
- Web-based certification, assessments, and surveys
- Communities of practice and ongoing learning

360SYNC

360Sync delivers on the promise of anywhere/anytime learning by enabling "offline" eLearning. This technology improves global access and dissemination of mission-critical information, eliminates bandwidth problems, and offers learners the same experience offline as online. Learners simply download courseware, disconnect, take courses offline, and then synchronize their results when they reconnect. Our first customer, Element K, is already realizing significant new value from their corporate customers.

MEMORIAL SLOAN-KETTERING CANCER CENTER (MSKCC)

University360 provided a single-source blended eLearning solution that satisfied MSKCC's training, collaboration, reporting, and system integration needs. Managers at MSKCC can now take courses online or in a classroom setting. They also have access to performance support, job aids, and resources on an as-needed basis. University360's online facilitation and collaboration components also allow MSKCC to maintain a community of learners across the organization.

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS (AICPA)

University360 is now the backbone of the Web-based AICPA InfoBytes product, available at http://CPA2Biz.com. The University360-hosted solution offers instructional materials to the 340,000-person membership. AICPA chose Latitude360 because of our ability to integrate with other AICPA systems and the scalability and speed to market of the University360 solution.

"Adding 360Sync to our current eLearning curriculum will reinforce Element K's position as a leader in online learning. Many of our Fortune 100 clients have requested a mobile solution for their training and communication needs and 360Sync provides this solution."

Terry Nulty, President, Element K, LLC

Enterprise Systems made great strides in achieving its goals for 2001. We established strong alliances with SAP™ in the United States, Canada, United Kingdom, and Asia. We expanded our client base with the addition of many "blue chip" clients. We delivered several new innovative services and products to the marketplace. And we established 15 product reseller relationships around the world.

In 2002, we will build on the strong foundation we have established by targeting additional global accounts, strengthening our relationships with SAP around the world, and continuing to innovate.

Our vision is simple but grand: RWD will be the leader in delivering user-focused solutions that help businesses achieve optimal human performance across their enterprises. When companies consider new enterprise initiatives, they will think of RWD. When companies plan a change in work processes or methods, they will think of RWD. When companies need to get maximum value from new technology, they will think of RWD. Companies will seek out RWD because we have the tools, methods, and experience to help their people be successful.

The foundation is in place. We have a talented staff, an experienced leadership team, and the commitment and drive to achieve unparalleled growth in 2002.

— Dana Sohr, President



ENTERPRISE SYSTEMS

BROADENING OUR REACH

Our mission is to provide our clients with world-class learning and support solutions to help end users be successful with new technology and business processes. As the business landscape changes, Enterprise Systems looks for new and innovative ways to broaden our reach and expand our offerings. We continue to refine our services and product offerings by adding compelling new features and functionality to differentiate us in the marketplace. From building a robust training and support solution for the mid-market, to creating global learning strategies for our Fortune 100 clients, we continually seek better answers to our customers' biggest challenges.

Enterprise Systems also places great emphasis on the alliances we have developed around the world with SAP. We have formal alliances with SAP in North America and in parts of Europe. In Asia, RWD and SAP operate a joint venture, SAP Learning Solutions, to bring innovative end user solutions to the marketplace. We invest significant time and resources into supporting our SAP relationships so that our mutual clients receive the educational services they need to ensure the success of their technology implementations. Our alliance with SAP America generated more than $19 million in combined revenue in 2001. We are working diligently to expand relationships with other SAP subsidiaries so that all SAP users around the globe can benefit from our world-class solutions.

From designing and implementing the best in learning solutions, to finding ways to use the latest technological developments, to enhancing our product line, Enterprise Systems reaches beyond the expected to achieve the extraordinary in performance support solutions.



Through alliances, reseller relationships, and a joint venture with SAP, Enterprise Systems offers a common methodology and toolset to customers around the world.

SELECTED CUSTOMERS

Delta Air Lines
Dow Chemical
DuPont
GPU Energy
Kimball Electronic Group
NB Power
Panasonic
Procter & Gamble
Reebok International, Ltd.
Research Foundation of the State University of New York
Scottish Courage
SI Corporation
West Pharmaceutical Services, Inc.

SERVICES

Drawing from the experience we have gained on more than 350 implementations of complex software systems, we provide world-class learning and support solutions to our clients. Our services allow clients to maximize human performance and achieve the greatest return on their technology investments.

END USER LEARNING SOLUTIONS

RWD's end user support services span the spectrum from traditional instructor-led training to Web-based support systems that provide users with just-in-time answers to pressing business questions. We have the tools and technology to assess which delivery methods will provide the greatest benefits to our clients and build strategies based on our knowledge and years of experience. Our services include end user training and support strategies, context-sensitive online help systems, and blended learning solutions.

ORGANIZATIONAL CHANGE MANAGEMENT

We are particularly proud of the innovations we are making in the area of Organizational Change Management (OCM). Our OCM methods prepare, motivate, and equip people to meet new business challenges associated with technological changes. In 2001, we enhanced our OCM offering with the introduction of Opportunity Optimization™—O^2, a two-day workshop designed to identify and address critical risks and success factors related to implementations of new technology. O^2 uses innovative wireless technology and an interactive workshop with a select group of stakeholders and end users. The results of this workshop provide insights to the key issues that may impact the success of an implementation.

eLEARNING SOLUTIONS

With the increased emphasis on Web-based solutions, RWD creates dynamic eLearning solutions so our clients can benefit from the latest technology developments. We use a blended approach to learning that applies the right combination of delivery techniques to achieve an effective solution. The techniques include virtual classroom, self-paced eLearning, application simulations, and electronic performance support systems, as well as traditional classroom training.

GLOBAL TRAINING STRATEGY FOR A CONSUMER PRODUCTS CLIENT

A major consumer products manufacturer is undergoing a global rollout of SAP R/3 4.6 Human Resources, Personnel Administration, Personnel Development and Compensation modules. They are moving from unintegrated legacy systems to a global SAP solution for their HR businesses, which operate in more than 50 countries. RWD provided a core training curriculum and train-the-trainer support for business unit leaders, who in turn are using this core curriculum for end user training within their individual businesses. RWD also created a computer-based training solution to provide each business unit with customized documentation support. To accommodate the various language needs within the organization, RWD has also translated the curriculum into Portuguese and Spanish.

"RWD's combination of solid experience, state-of-the-art tools, and excellent personnel made them a superb choice as our User Training and Support alliance partner. We've been delighted by the alliance's success in its first year, and the fact that many small projects have blossomed into large initiatives proves our customers have been just as pleased."

Patricia Begley, Vice President, SAP Educational Services

PRODUCTS

Our products group achieved astounding success in 2001 by realizing almost $5 million in sales around the world. We dedicated significant resources to enhancing our existing product set and introducing a new simulation product and two eLearning courses. Our products are designed to be compatible with the latest in technology and to provide our clients with the means to simplify their training efforts and accelerate their implementations. Our current products include:

RWD INFO PAK™

A suite of products that allows users to automatically create procedural documentation and quickly publish it to a Web-based online help system. With the new release of RWD Info Pak 4.1, this enhanced product offers additional functionality to support SAP's New Dimension Products. More than 100 customers around the world use RWD Info Pak to create complex documentation and online help programs.

RWD INFO PAK™ SIMULATOR

A software simulation tool that creates customized and interactive training simulations for any Microsoft® Windows-based application. This product achieved first prize in the ease of use and speed of delivery categories in a recent independent competition among simulation tools.

RWD USER PERFORMANCE PAK™

A comprehensive library of training-related content for SAP applications. It includes more than 60 courses that cover all major SAP functionality, including logistics, financials, human resources, and business reporting.

eLEARNING CONTENT COURSES

eCourses for SAP and Oracle Applications that are useful off-the-shelf and that can be further customized to meet clients' needs. Our selection of courses includes SAP 4.6 Navigation, SAP Employee Self-Service, and Oracle 11*i* Navigation.

OPPORTUNITY OPTIMIZATION FOR A MANUFACTURING CLIENT

A major manufacturing company is implementing SAP R/3 globally. The successful roll-out requires active change management and widespread communication to engage people from most areas of the business. The client chose to use RWD's Opportunity Optimization—O^2 process to engage people from the business, identify potential risks to the project, and develop action plans to improve their chances for success. The O^2 process accelerated communication, mitigated risk, and educated change advocates throughout the business. An independent project audit cited "Excellent Change Management Progress and Deliverables" as one of the project's key strengths.

PERFORMANCE SOLUTIONS



A NEW NAME...NEW DIRECTIONS

2001 was a landmark year for the Performance Solutions group. We continued to provide leading-edge technologies and enterprise-wide consulting services to our clients. We also changed the names of our operating group and two divisions to reflect what we do best—providing great solutions to companies and workforces in the field of technical training, helping our clients with product launches, and helping companies make the transformation to lean manufacturing.

Other changes occurred in 2001 including a strategic decision to diversify our client base beyond the automotive world. Today, we are working for clients in the aerospace and railroad industries as well as in the automotive industry. We are pursuing many other industries in which lean principles can be applied.

In 2002, we are anticipating an appreciable increase in the demand for services offered by Performance Solutions. We continue to expand our lean consulting business with companies that operate large manufacturing and process plants. Our Human Performance Solutions division continues to carry out the necessary training programs for optimizing staff requirements and increasing the quality of operations. We are currently experiencing an explosive business growth in Europe because of the ability of our Global Lean Solutions division to significantly reduce plant operating costs while increasing the quality of manufactured products. As always, customer satisfaction and the reduction of operating costs are the focus of everything we do.

—Dan Slater, President

IMPLEMENTATION OF LEAN AND HUMAN PERFORMANCE SOLUTIONS

The Human Performance Solutions and Lean Systems divisions conduct technical training for many leading companies in the United States and around the world. Our services include:

LEAN ENTERPRISE TRANSFORMATION

RWD works with client executives to design and develop customized lean production systems modeled after the Toyota Production System. By using the best of our client's existing systems, we provide them with lean production systems that are unique to their operations.

LEAN IMPLEMENTATION, COACHING, AND LEADERSHIP DEVELOPMENT

RWD analyzes, designs, and develops processes to enhance how manufacturers produce high-quality products at a lower cost. While developing these systems for our clients, we also train and mentor their personnel on all aspects of implementing and maintaining these systems in the future. Warranty costs because of recalls and repairs currently create significant losses to automotive manufacturers and to tier-one automotive suppliers. We have experience in implementing problem identification and resolution systems. Our solutions help manufacturers correct problems with parts and vehicles before the problems go to their customers. This rescues the loss to their bottom line by millions of dollars.

VEHICLE PRODUCT LAUNCH TRAINING

We conduct workforce assessments and develop curriculum for training end users on the plant floor before and during production start-up.

TECHNICAL OPERATIONS PERFORMANCE SUPPORT (RWD TOPS™)

We use the RWD TOPS program for Phillips, BP Products, and other major oil and gas companies. This includes process assessments, start-up and shut-down procedures, and process problem solving.

PROCESS MAPPING

We use this highly effective tool to analyze complex organizations and processes and to manage new product launches.

END USER TRAINING

We train workforces on how to efficiently use high-technology equipment including robotics, welding, fit and finish, industrial controls, and stamping.

MANAGED TRAINING SERVICES

We work with companies that want to outsource part or all of their training programs. RWD is a partner in Sigma Learning, a leading provider of managed training for Delphi Automotive Systems.

DEVELOPMENT OF eLEARNING COURSEWARE

We provide customized eLearning courseware to improve employee performance and deliver it via the Web.

APPLICATION OF LEAN SYSTEMS PHILOSOPHY TO IMPROVE THE OPERATIONS OF LARGE ORGANIZATIONS

The central focus of any lean manufacturing implementation is to eliminate waste while improving the overall quality of the product. Historically, the major focus for implementing lean has been in the manufacturing industry; however, all businesses have waste. We have developed lean systems' applications that can be used by any type of organization no matter what their core business focus is. We have also developed lean systems' enterprise solutions for large companies to align the philosophies of lean manufacturing throughout the company. At its heart, lean is a different way of thinking. For any company to be successful with a lean implementation, the entire organization including Finance, Purchasing, Information Systems, and Human Resources must learn to think differently about the purpose of their function and how to accomplish the same tasks with less waste and in a shorter timeframe.

Our approach to a lean implementation allows us to identify the changes that must be made in any organization and to help facilitate them. The techniques for identifying waste and developing process improvements remain essentially the same for any type of business. We have successfully implemented lean concepts and systems in businesses as diverse as healthcare, non-profit agencies, chemical processing plants, and large equipment repair, as well as in traditional manufacturing companies.

PERFORMANCE IMPROVEMENT FOR AN AUTOMOTIVE CLIENT

A major automobile manufacturer had to minimize its operating costs for building a new single overhead cam engine on the same assembly line as an overhead valve engine. It also had to eliminate a material changeover to build both engines. RWD established a Kanban material replenishment system that reduced inventory and enabled both engines to be built without a material changeover. It resulted in a $3.8 million saving in labor costs and a 7:1 payback for RWD's services in the first year.

PROCESS IMPROVEMENTS FOR A VEHICLE PAINT SHOP

The paint shop of a major automobile manufacturer had problems with its internal processes and equipment that resulted in paint defects on the surfaces of vehicle panels. After determining that the remaining defects were minor and could easily be removed during the polishing operation, the polishing operators received formal training and plant floor coaching from RWD on ways to identify and to repair the defects. The solution reduced the number of panels requiring reprocessing to 960 panels per week and resulted in savings of $31,000 per shift, per week, equaling an annual savings of $3 million.

"Here at Reynolds Rings, we have been implementing lean principles since 1993. However, with our improvements beginning to slow down, we called in RWD to accelerate us to the next stage. RWD has the latest lean skills and are clearly world leaders in teaching lean implementations."

A. Cramphorn, Managing Director, Reynolds Rings

VALUE STREAM MAPPING FOR TI REYNOLDS RINGS

TI Reynolds Rings, a British manufacturer of precision-rolled rings for aircraft gas turbine engines and the number one European supplier of flash-welded rings, needed to map its material and information flow. Using Value Stream Mapping, a tool to create a plan for the implementation, a team from RWD mapped the following three areas of concentration (or Gems): Gemba (for the shop floor), Gembutsu (for actual products), and Gemjitsu (for facts) along with the following lean tools:

- 5S
- Standardized work
- Visual Factory Techniques
- Total Preventative Maintenance
- Kamishibai (Card Management System)
- Heijunka (Leveled Production)

The effort resulted in an $800,000 potential inventory reduction. Lead times were reduced by as much as 40 percent and a real-time material flow scheduling board was implemented on the shop floor.

VALUE STREAM MAPPING FOR TITEFLEX TUBULAR SYSTEMS, A DIVISION OF SMITH'S AEROSPACE

Titeflex Tubular Systems, a manufacturer of wire-braided, flex-hose assemblies for customers including Boeing and General Electric, needed a Value Stream Mapping Assessment of its Welding and Molding areas. For the Welding area—the cornerstone and the bottleneck of their product line—the focus was on process efficiency and quick changeover. Week-over-week activities were improved by 265 percent. For the Molding area—another bottleneck area for all production departments—using Kaizen events, the cycle time was reduced from 12 days to less than 2 days.

SELECTED CUSTOMERS

Bombardier Transportation
BP Products
DaimlerChrysler
Delphi Automotive Systems
Ford Motor
Jaguar
Land Rover
Phillips
Saurer Danfoss
Smith's Industries
The Budd Company

"The one thing that really impressed me was RWD's initial focus and continued insistence on implementing Lean as a system. That truly is the only way to ensure it (Lean) is both bought in to and also sustained."

Bill Miley, Director, Aerospace Business Unit, Titeflex Tubular Systems

INVESTMENT PERSPECTIVE

FINANCIAL INFORMATION

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

RWD Technologies provides a broad range of integrated solutions designed to improve the productivity and effectiveness of workers in complex operating environments. The Company's principal service segments are: *Enterprise Systems*, which provides products and services supporting the implementation of enterprise-wide software products and applications; *Performance Solutions*, which addresses all aspects of manufacturing processes in order to promote continuous improvements; and *Latitude360*, which encompasses the design and delivery of information to end-users of technology including Web-based training.

Most of the Company's contracts are on a time-and-materials basis, although many of these contracts contain initial "not-to-exceed" amounts and Company performance obligations. However, some of the Company's significant contracts are on a fixed-price basis, particularly those related to Latitude360. All service revenue is recognized using the percentage-of-completion method. In addition to service contracts, beginning in 2000, the Company began to offer training-based products. Product revenue is recognized upon delivery to the client. Revenue from hosting and maintenance arrangements related to products is recognized over the life of the contract. The Company typically bills contracts monthly, and senior management reviews outstanding accounts receivable balances regularly to monitor client satisfaction and collections. Historically, a large percentage of the Company's revenue has come from follow-on business from existing clients. In each of the past five years, more than 80 percent of the year's total revenue was generated from clients who had been clients in the previous year.

Revenue growth and gross profit margins are substantially dependent on many factors outside the Company's control. Key factors include the timing of new contract awards, the timing of individual project start-ups, and the level of activity with ongoing projects. Client engagements are generally terminable with little or no notice or penalty, and a client's unanticipated decision to terminate or postpone a project may result in revenue fluctuations as well as higher than expected unassigned Company professionals or severance expenses.

Gross profit margins per project and professional staff utilization rates are critical to the Company's financial performance. The Company manages these parameters by carefully establishing and monitoring project budgets and timetables and by closely tracking staffing requirements for projects in progress and projects that are anticipated. The status of all projects in progress and personnel utilization are reviewed semi-monthly by project managers, first-line supervisors, and senior management to ensure client satisfaction and to monitor performance relative to internal financial and operating expectations. The number of professionals assigned to a project varies according to the size, complexity, duration, and demands of the project. Professional staff utilization rates vary from period to period not only because of variations in the Company's volume of business, but because of the timing of employee vacations, hiring and training, and the amount of time spent by employees on marketing.

The principal components of cost of revenue are compensation and benefits for the Company's professional staff. Cost of revenue also includes training and travel expenses for the Company's professional staff, fees paid to subcontractors, facilities costs, product development amortization, and depreciation of capital equipment provided to the professional staff. Time devoted to marketing by professional personnel normally assigned to client work is included in cost of revenue, as are costs associated with administrative personnel who directly support the Company's professional staff. Selling, general and administrative expenses are comprised primarily of salaries for corporate, accounting, dedicated sales and other headquarters executives and administrative personnel, as well as other corporate overhead.

YEAR ENDED DECEMBER 31, 2001, COMPARED TO YEAR ENDED DECEMBER 31, 2000

REVENUE. Total revenue decreased by $16.9 million (or 12.6 percent) from $134.3 million in 2000 to $117.4 million in 2001. Each of the business segments was constrained by longer sales cycles in the weak economic environment of 2001 and by cancellation or postponement of some contracts. Performance by segment was as follows:

Enterprise Systems. Revenue increased by $1.0 million (or 2.0 percent) from $46.9 million in 2000 to $47.8 million in 2001, representing 34.9 percent of the Company's total revenue in 2000 and 40.7 percent in 2001. This revenue growth resulted from sales of products, which increased from $1.4 million in 2000 to $4.7 million in 2001, and expansion of key relationships with ERP-related companies. Overall results were adversely affected by project postponements, slower project starts, and decreased levels of client requested support.

Performance Solutions. Revenue decreased by $9.3 million (or 19.0 percent) from $49.1 million in 2000 to $39.8 million in 2001, representing 36.6 percent of the Company's total revenue in 2000 and 33.9 percent in 2001. The significant decline in revenue resulted primarily from the cancellation of a major contract by one client in the automotive industry. Diversification efforts throughout the year resulted in the addition of clients in the aerospace, railroad, and automotive supplier industries, which provided 6.0 percent of this segment's 2001 revenue, compared to 2.3 percent for 2002.

Latitude360. Revenue decreased by $8.5 million (or 22.2 percent) from $38.3 million in 2000 to $29.8 million in 2001, representing 28.5 percent of the Company's revenue in 2000 and 25.4 percent in 2001. Product sales increased from $1.6 million in 2000 to $2.7 million in 2001. The principal reason for the decline in consulting revenue was the postponement of technology expenditures by clients and prospective clients in an overall weak economy.

GROSS PROFIT. Total gross profit decreased by $18.2 million (or 55.2 percent) from $32.9 million in 2000 to $14.8 million in 2001, and decreased from 24.5 percent of revenue in 2000 to 12.6 percent of revenue in 2001. During the year, the Company continued to retain highly qualified personnel who were not fully utilized while evaluating the business cycle. When it became apparent that a protracted downturn was occurring, reductions to headcount and other expenses were made, most of which occurred near the end of the third quarter. The Company's total number of employees at year-end was 1,101 for 2000 and 951 for 2001. Gross profit for the individual operating segments was as follows:

Enterprise Systems. Gross profit for Enterprise Systems decreased by 25.7 percent from $12.8 million in 2000 to $9.5 million in 2001, and the gross profit margin decreased from 27.3 percent of segment revenue in 2000 to 19.9 percent in 2001. The decline in gross profit resulted from expenditures related to the launch of SAP Learning Solutions, a decline in European operations, underutilized technical staff, and costs associated with creating a sales and marketing function.

Performance Solutions. Gross profit decreased by 54.5 percent from $13.8 million in 2000 to $6.3 million in 2001, and the gross profit margin decreased from 28.0 percent of this segment's revenue in 2000 to 15.8 percent in 2001. Gross profit was negatively impacted by the cancellation of the major automotive contract and by general pricing pressures in the automotive business. Other expenses adversely affecting the gross margin were office consolidation expenses and increases in marketing expenses related to diversification efforts.

Latitude360. Gross profit decreased significantly from $6.3 million in 2000 to a $1.0 million loss for 2001, and the gross profit margin decreased from 16.5 percent of this segment's revenue in 2000 to a negative 3.5 percent in 2001. Approximately $2.1 million of the gross profit decline was attributable to bad debt expense related to a client that experienced a financial crisis caused by cancellation of a project following the September 11th terrorist attack. Other expenses adversely affecting the gross margin were costs associated with an underutilized technical staff, expenses related to the relocation of this segment to the Applied Technology Laboratory, research and development costs, and costs associated with more extensive sales and marketing efforts.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by $2.5 million (or 9.3 percent) from $26.4 million in 2000 to $28.9 million in 2001, increasing from 19.6 percent of total revenue in 2000 to 24.6 percent of total revenue in 2001. The increased expense resulted from approximately $1 million in severance costs associated with staff reductions and higher costs of depreciation, professional services associated with foreign operations, and optimization of the corporate computer system.

OPERATING INCOME (LOSS). As a result of the foregoing, the Company's operating income declined by $20.6 million from $6.5 million in 2000 to a $14.1 million loss in 2001 and decreased from 4.9 percent of revenue in 2000 to a negative 12.0 percent of revenue in 2001.

OTHER INCOME. Other income increased from $0.6 million in 2000 to $1.0 million in 2001. Reductions during the year in foreign currency expense and interest expense capitalized and included in the cost of developed software were partially offset by declines in interest income on investments and the recording of the minority ownership share of SAP Learning Solutions' loss for the year.

NET INCOME (LOSS). Net income decreased by $14.3 million from $4.6 million in 2000 to a $9.7 million loss in 2001, decreasing from 3.4 percent of revenue in 2000 to a negative 8.3 percent of revenue in 2001. The net loss in 2001 was negatively impacted by approximately $1.8 million relating to certain temporary limitations in effect on December 31, 2001 on the income tax benefits allowed on the financial loss.

YEAR ENDED DECEMBER 31, 2000, COMPARED TO YEAR ENDED DECEMBER 31, 1999

REVENUE. Revenue for the total Company increased by $9.9 million (or 7.9 percent) from $124.4 million in 1999 to $134.3 million in 2000. Performance by segment was as follows:

Enterprise Systems. Revenue increased by $9.6 million (or 25.9 percent) from $37.3 million in 1999 to $46.9 million in 2000, representing 30.0 percent of the Company's total revenue in 1999 and 34.9 percent in 2000. This growth resulted from a general increase in demand in the ERP market throughout the year and the Company's key relationships with ERP related companies.

Performance Solutions. Revenue increased by $4.0 million (or 8.9 percent) from $45.1 million in 1999 to $49.1 million in 2000, representing 36.2 percent of the Company's total revenue in 1999 and 36.6 percent in 2000. Growth occurred sequentially throughout the year and included an increase in work performed under a significant contract for an important established client.

Latitude360. Revenue decreased by $3.8 million (or 9.0 percent) from $42.1 million in 1999 to $38.3 million in 2000, representing 33.8 percent of the Company's revenue in 1999 and 28.5 percent in 2000. This decrease in revenue was attributable to the Company's shift in emphasis to Web-related and eLearning IT activities where investments in services of this type have significant future market potential.

The Company experienced a high level of turnover of professional employees during the year due to intense competition for qualified people. However, the Company's total number of employees at year-end was 1,101 for both 2000 and 1999.

GROSS PROFIT. Gross profit for the total Company increased by $3.5 million (or 11.9 percent) from $29.4 million in 1999 to $32.9 million in 2000, and increased from 23.6 percent of revenue in 1999 to 24.5 percent of revenue in 2000. Gross profit for the individual operating segments was as follows:

Enterprise Systems. Gross profit increased significantly (by 102.6 percent) from $6.3 million in 1999 to $12.8 million in 2000. Gross profit margin for Enterprise Systems increased from 17.0 percent of this segment's revenue in 1999 to 27.3 percent in 2000. This significant increase in gross profit was due primarily to increased staff utilization.

Performance Solutions. Gross profit increased slightly (by 2.2 percent) from $13.5 million in 1999 to $13.8 million in 2000. Gross profit margin decreased from 29.9 percent of this segment's revenue in 1999 to 28.0 percent in 2000. The decline in gross profit margin resulted primarily from holding the Company's rates at the same level for 2000 for a significant client and decreases in staff utilization.

Latitude360. Gross profit declined by 34.1 percent from $9.6 million in 1999 to $6.3 million for 2000. Gross profit margin decreased from 22.8 percent of this segment's revenue in 1999 to 16.5 percent in 2000. This decrease in gross profit resulted primarily from the decline in revenue while the Company maintained its infrastructure and technical work force to support anticipated future business growth.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased by $3.6 million (or 16.0 percent) from $22.7 million in 1999 to $26.4 million in 2000, increasing from 18.2 percent of total revenue in 1999 to 19.6 percent of total revenue in 2000. This increase in selling, general and administrative expenses as a percentage of revenue resulted primarily from increases in facility costs, depreciation, indirect travel associated with marketing efforts, and professional services associated with the corporate computer conversion.

OPERATING INCOME. As a result of the foregoing, the Company's operating income decreased by $0.1 million (or 2.1 percent) from $6.7 million in 1999 to $6.5 million in 2000 and decreased from 5.4 percent of revenue in 1999 to 4.9 percent of revenue in 2000.

OTHER INCOME. Other income was $1.4 million in 1999 and $0.6 million in 2000. The decline was primarily a result of increased interest expense for working capital needs, decreased interest income, and foreign currency fluctuations related to increases in working capital requirements.

NET INCOME. Net income decreased by $0.5 million (or 9.4 percent) from $5.1 million in 1999 to $4.6 million in 2000, decreasing from 4.1 percent of revenue in 1999 to 3.4 percent of revenue in 2000.

SELECTED QUARTERLY OPERATING RESULTS

The following tables set forth operating statement data for each of the eight quarters in the period beginning January 1, 2000, and ending December 31, 2001, as well as the percentage of the Company's total revenue represented by each item. The operating results for any quarter are not necessarily indicative of results for any future period.

For the Quarter Ended *(In thousands, except per share data)*	March 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	March 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001
OPERATING STATEMENT DATA:								
Revenue	$ 30,814	$ 33,527	$ 35,670	$ 34,299	$ 30,050	$ 30,418	$ 28,887	$ 28,081
Cost of revenue	23,966	25,280	26,296	25,848	24,965	26,155	26,285	25,277
Gross profit	6,848	8,247	9,374	8,451	5,085	4,263	2,602	2,804
Selling, general and administrative expenses	6,247	6,813	7,078	6,262	6,455	7,264	8,025	7,108
Operating income (loss)	601	1,434	2,296	2,189	(1,370)	(3,001)	(5,423)	(4,304)
Other income	255	228	96	31	208	222	175	420
Income (loss) before taxes	856	1,662	2,392	2,220	(1,162)	(2,779)	(5,248)	(3,884)
Provision for (benefit from) income taxes	317	615	885	721	(546)	(1,179)	(1,630)	—
Net Income (loss)	$ 539	$ 1,047	$ 1,507	$ 1,499	$ (616)	$ (1,600)	$ (3,618)	$ (3,884)
Earnings (loss) per share:								
Diluted calculation	$ 0.04	$ 0.07	$ 0.10	$ 0.10	$ (0.04)	$ (0.10)	$ (0.24)	$ (0.25)
Basic calculation	$ 0.04	$ 0.07	$ 0.10	$ 0.10	$ (0.04)	$ (0.10)	$ (0.24)	$ (0.25)
Weighted average shares outstanding:								
Diluted calculation	15,404	15,260	15,706	15,702	15,151	15,262	15,294	15,301
Basic calculation	14,757	14,912	15,012	15,093	15,151	15,262	15,294	15,301
Revenue	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%
Cost of revenue	77.8	75.4	73.7	75.4	83.1	86.0	91.0	90.0
Gross profit	22.2	24.6	26.3	24.6	16.9	14.0	9.0	10.0
Selling, general and administrative expenses	20.2	20.3	19.9	18.2	21.5	23.9	27.8	25.3
Operating income (loss)	2.0	4.3	6.4	6.4	(4.6)	(9.9)	(18.8)	(15.3)
Other income	0.8	0.7	0.3	0.1	0.7	0.8	0.6	1.5
Income (loss) before taxes	2.8	5.0	6.7	6.5	(3.9)	(9.1)	(18.2)	(13.8)
Provision for (benefit from) income taxes	1.0	1.9	2.5	2.1	(1.9)	(3.8)	(5.7)	—
Net income (loss)	1.8%	3.1%	4.2%	4.4%	(2.0)%	(5.3)%	(12.5)%	(13.8)%

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash and investments were $22.8 million as of December 31, 2001, compared to $27.3 million as of December 31, 2000. Working capital was $41.5 million as of December 31, 2001 and $50.6 million as of December 31, 2000.

The Company's operating activities used cash of $3.0 million in 2001, compared to a provision of cash of $6.5 million for 2000. This decrease in cash provided from operations resulted primarily from the operating loss of $14.1 million and product development expenditures.

Although the Company experienced higher than historical bad debt expense of $3.7 million in 2001, continuing improvements in billing and collection cycles resulted in additional liquidity during the year and improved days sales outstanding from 92 at the end of 2000 to 73 at the end of 2001.

Investing activities provided cash of $1.1 million in 2001, compared to a $9.0 million use of cash in 2000. Cash provided from investing activities in 2001 consisted primarily of the sale of investments. Cash used for investing activities in both 2001 and 2000 consisted primarily of purchases of fixed assets.

Financing activities provided cash of $2.8 million in 2001, compared to a provision of cash of $1.4 million in 2000. Credit line borrowings of $0.7 million by the Company's majority owned subsidiary, SAP Learning Solutions, were outstanding at December 31, 2001. During the fourth quarter of 2001, the Company obtained a $2.0 million loan. Principal repayments will be due monthly over five years, beginning in April 2002. Financing activities in 2001 also consisted of stock repurchases under the current Common Stock Repurchase Program. For the year ended December 31, 2001, the Company repurchased and retired 150,500 shares of its Common Stock, at a cost of approximately $0.5 million. The Board of Directors of the Company, under a previously established repurchase program, authorized purchases of up to 1,000,000 shares of the Company's Common Stock on February 23, 2001. Cash provided by financing activities in 2000 related primarily to the issuance of the Company's Common Stock upon exercise of employee stock options.

The Company has a $10.0 million unsecured revolving line of credit with a commercial bank, which bears interest at the 30-day LIBOR rate (1.87 percent on December 31, 2001), plus 1.2 percent. The Company utilizes this line of credit regularly to finance a portion of its working capital needs. There was no balance outstanding on the line of credit as of December 31, 2001 or December 31, 2000, however the highest borrowing level was $4.1 million in 2001 and $9.0 million in 2000.

During 2001, the Company made $4.9 million in capital expenditures, primarily for office furniture, computer/office equipment, and leasehold improvements to support its professional and administrative staff, the majority of which was installed at the Company's new leased facility on the campus of the University of Maryland, Baltimore County. This level of expenditures was significantly less than the $7.5 million related to 2000, which supported the corporate enterprise-wide computer conversion and higher business volumes. During 2002, the Company anticipates it will make approximately the same level of capital and product development expenditures as in 2001. The Company expects to fund those expenditures from a combination of available cash and alternative financing methods, such as equipment leases or asset-based borrowings. The Company believes its existing cash balances, cash provided by future operations, and its line of credit will be sufficient to meet the Company's working capital and other cash needs at least through the year 2003.

CONTRACTUAL OBLIGATIONS AND COMMERCIAL COMMITMENTS

The Company's contractual cash obligations and other commercial commitments as of December 31, 2001 consist of long-term debt, employment contracts, operating leases, capital leases, lines of credit, and letters of credit, and are described in the footnotes to the financial statements.

EFFECTS OF INFLATION

Inflation has not had a significant effect on the Company's business during the past three years. The Company cannot predict what effect, if any, inflation may have on its future results of operations.

2002 BUSINESS RISKS

Certain statements contained herein, including statements regarding development of the Company's products, services, markets, and future demand for the Company's products and services, and other statements regarding matters that are not historical facts, are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These forward-looking statements include risks and uncertainties. Consequently, actual results may differ materially from those expressed or implied by these forward-looking statements. The following are some of the factors that may cause the Company's future results of operations to differ materially from management's expectations and historic trends.

Strategic Alliances. The Company's relationships with its strategic allies, particularly SAP and Siebel, as well as Documentum, Lotus, Microsoft, Saba, WBT Systems, Centra Software, SAS Institute, PlaceWare, and Element K have been, or are anticipated to be, important sources of revenue. The Company also faces potential competition from software companies, including its strategic allies who, through their client services groups, may choose to compete with the Company. Many of these alliances are informal or terminable by either party with minimal notice. The termination of, or any adverse change in any of these alliances, particularly SAP or Siebel, could adversely affect the Company's ability to achieve its 2002 revenue and profitability goals.

General Economic Environment. In 2001, the Company's sales of products and services (relating to the IT industry and the automotive sector) experienced decreased demand as a result of the general slowdown in the business environment. Sales cycles were lengthened and clients deferred and cancelled certain projects. Although during 2001, the Company strengthened its business alliances, expanded its product offerings, and started diversification efforts into other industries, the actual demand for products and services remains difficult to forecast.

Customer and Industry Revenue Concentration. The Company continues to derive a substantial amount of its revenue from a limited number of key clients. In 2001, the Company's top five clients and ten clients represented 39.3 percent and 48.5 percent of total revenue, respectively, with clients in the automotive industry generating 32.2 percent of total revenue. Most of the Company's engagements have no minimum purchase requirements and may be terminated by the client with little or no notice to the Company. Many of these clients operate in cyclical industries, such as automotive and petroleum-chemical, which are subject to economic factors that affect the clients' revenue and profitability. Automotive industry sales are expected to decline in 2002. While the Company anticipates less work in 2002 with its key automobile manufacturing clients, Performance Solutions has successfully obtained business in other industries and expects to continue diversification efforts, which may partially offset the decline in revenue from clients in the automotive manufacturing industry. If any of the Company's other major clients discontinue doing business with the Company or significantly reduce the amount of products and services they purchase from the Company, the Company's revenue growth and profitability are likely to be adversely affected.

Software Product Development. RWD has invested in research and software product development and believes that timely development of new software products and enhancements to existing software products will expand its competitive position in the marketplace. RWD anticipates continuing to invest in expanded functionality across its product offerings, including global product requirements and industry-specific requirements. There can be no assurance that such development efforts will result in products, features, or functionality, or that the products, features, or functionality that are developed will be accepted by the market.

Geographic Expansion. The Company continues to expand its operations and marketing efforts in Europe, Canada, and Asia, including establishing offices and expatriating employees, thereby incurring significant operating costs. If these efforts fail to produce revenue at expected levels or within the timeframe predicted by management, operating margins in 2002 would be adversely affected. International operations present a number of risks, such as adverse currency exchange rate fluctuations, trade barriers, cultural differences, and possible changes in taxes, laws, and policies governing the operations of foreign-based companies. The Company has no control over these factors, any of which could adversely affect the Company's results of operations and demand for its services abroad.

Rapidly Changing Information Technology Sector. The IT industry is subject to significant and rapid changes in technology and the demand for particular products and services. If the Company fails to identify shifting demand for particular IT services or does not develop the expertise necessary to provide services for which there is new demand, the Company's revenue growth and profitability are likely to be adversely affected. The Company cannot be certain that it will experience continued growth in demand for these services.

Increasing Competition. In recent years, the Company has experienced heightened competition, particularly in the ERP, eSolutions, and eLearning areas of its business. If competition continues to intensify, the Company may find it more difficult to resume revenue growth at rates comparable to its historic growth rates and to improve its profit margins over 2001 levels.

Attracting and Retaining Personnel. As is the case with most technology companies, the Company experiences significant turnover in its technical staff. The Company's growth will continue to depend on its ability to attract, develop, and retain a sufficient number of skilled professional employees, and there is intense competition for qualified people. Also, the Company will need to ensure that its technical personnel stay abreast of rapid changes in technology. The Company's operating costs may be higher than management expects if competition for qualified people increases and the Company experiences higher turnover levels.

Effective December 31, 2001, Dana M. Sohr succeeded Deborah T. Ung as President of the Company's Enterprise Systems Group following Ms. Ung's resignation. Effective January 1, 2002, Dr. Robert W. Deutsch, RWD's Chairman and Chief Executive Officer assumed the additional title of President, and Kenneth J. Rebeck was appointed Senior Vice President and Chief Operating Officer.

RECENT ACCOUNTING PRONOUNCEMENTS AND CRITICAL ACCOUNTING POLICIES

GOODWILL AND INTANGIBLE ASSETS. In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." This pronouncement requires a non-amortization approach to account for purchased goodwill and certain other intangible assets. Under a non-amortization approach, goodwill and certain intangibles will not be amortized into results of operations but, instead, would be reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of these intangibles is more than their fair value. The provisions of this statement, which apply to goodwill and intangible assets acquired prior to June 30, 2001, will be adopted by the Company on January 1, 2002. As of December 31, 2001, the Company had $12.5 million in goodwill.

During 2002, the Company will perform the first of the required impairment tests, which call for the use of certain judgments and assumptions, and could require the write down of the carrying value of goodwill in future periods. The Company is in the process of evaluating the financial impact of adoption of SFAS No. 142, but believes that some amount of its carrying value of goodwill is likely to be impaired under the new provisions. As a result of the adoption of this accounting standard, periodic goodwill amortization will be discontinued commencing January 1, 2002. For the years ended December 31, 1999, 2000 and 2001, the Company recorded goodwill amortization expense of $0.3 million, $0.7 million, and $0.7 million, respectively.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued in August 2001. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121 and Accounting Principles Board (APB) Opinion No. 30. This statement retains the fundamental provisions of SFAS No. 121 that require the Company to test long-lived assets for impairment using undiscounted cash flows; however, the statement eliminates the requirement to allocate goodwill to these long-lived assets. The statement also requires that long-lived assets to be disposed of by a sale must be recorded at the lower of the carrying amount or the fair value, less the cost to sell the asset and depreciation should cease to be recorded on such assets. Any loss resulting from the write down of the assets shall be recognized in income from continuing operations. Additionally, long-lived assets to be disposed of other than by sale, may no longer be classified as from discontinued operations until they are disposed of. The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company will apply this guidance prospectively.

As of December 31, 2000 and 2001, management evaluated the Company's asset base, under the guidelines established by SFAS No. 121 and believes that no impairment has occurred.

INCOME TAXES. The Company incurred a net operating loss for the year ended December 31, 2001. As of December 31, 2001, a portion of the net operating loss could be carried back to obtain refunds of prior income taxes paid with the remaining net operating loss of approximately $9.2 million being carried forward. Because, as of December 31, 2001, the realization of the net operating loss that was going to be carried forward was not assured beyond a reasonable doubt, a valuation allowance was recorded against the net deferred tax assets from the carryforward.

On March 9, 2002, the President of the United States signed into law the "Job Creation and Worker Assistance Act of 2002." This law contains a provision that extends the corporate tax loss carryback period from two to five years, retroactive for tax years ending in 2001. As a result of the passage of this law allowing the remaining net operating loss to be carried back up to five years, the Company believes that the realization of the remaining deferred tax asset is reasonably assured and will eliminate the valuation allowance on the deferred tax asset in the quarter ending March 31, 2002.

OTHER CRITICAL ACCOUNTING POLICIES. In addition to the discussion on *Goodwill and Intangible Assets* and *Income Taxes*, management has identified certain other accounting polices of significant importance to company operations. These are fully explained in the footnotes to the financial statements in Item 8 under the headings of Software Development Costs, Long Lived Assets, and Revenue Recognition in Note 1, Summary of Significant Accounting Policies.

The information contained in the Notes to the Consolidated Financial Statements explain a variety of important aspects relating to company operations and should be read in conjunction with the financial statements and operating discussions. The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the Unites States, which require management to make estimates and assumptions that affect the reported results. Actual results could differ from those estimates.

CONSOLIDATED BALANCE SHEETS

As of December 31: *(in thousands, except share data)*	2000	2001
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 2,596	$ 3,676
Investments, available-for-sale	24,744	19,093
Contract accounts receivable, net of allowance for doubtful accounts of $345 and $753, respectively	26,556	18,973
Cost and estimated earnings in excess of billings on uncompleted contracts	10,273	7,753
Income tax refund receivable	—	2,755
Prepaid expenses and other	2,153	2,172
Deferred tax asset	929	2,635
Total Current Assets	67,251	57,057
Fixed Assets:		
Furniture and fixtures	9,703	9,144
Office equipment	3,082	3,091
Computer equipment	18,113	18,414
Leasehold improvements	1,831	4,233
Total Fixed Assets	32,729	34,882
Less accumulated depreciation and amortization	17,464	21,536
Net Fixed Assets	15,265	13,346
Goodwill, net of accumulated amortization of $1,046 and $1,761, respectively	13,244	12,529
Software development and other assets	2,066	7,872
Total Assets	$ 97,826	$ 90,804
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 3,823	$ 2,263
Accrued payroll and other	7,511	7,118
Accrued vacation payable	2,335	2,379
Credit line payable of majority-owned subsidiary	—	717
Billings in excess of costs and estimated earnings on uncompleted contracts	2,902	2,787
Current portion of long-term debt	57	300
Total Current Liabilities	16,628	15,564
Noncurrent Liabilities:		
Long-term debt, net of current portion	550	2,399
Deferred tax liability	1,347	2,634
Total Liabilities	18,525	20,597
Commitments and Contingencies		
Stockholders' Equity:		
Common stock, $0.10 par value: authorized-50,000,000 shares; issued and outstanding-15,124,094 and 15,302,645, respectively	1,512	1,530
Accumulated comprehensive loss	(606)	(126)
Additional paid-in capital	49,097	47,735
Retained earnings	29,298	21,068
Total Stockholders' Equity	79,301	70,207
Total Liabilities and Stockholders' Equity	$ 97,826	$ 90,804

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

Year Ended December 31, *(In thousands, except per share data)*	1999	2000	2001
Revenue:			
Consulting services	$ 123,950	$ 131,318	$ 110,037
Products and product services	483	2,992	7,399
Total revenue	124,433	134,310	117,436
Cost of revenue:			
Consulting services	94,807	100,061	97,964
Products and product services	217	1,329	4,718
Total cost of revenue	95,024	101,390	102,682
Gross profit	29,409	32,920	14,754
Selling, general and administrative expenses	22,749	26,400	28,852
Operating income (loss)	6,660	6,520	(14,098)
Interest expense	(31)	(285)	—
Other income	1,480	895	1,025
Income (loss) before taxes	8,109	7,130	(13,073)
Provision for (benefit from) income taxes	3,041	2,538	(3,355)
Net income (loss)	$ 5,068	$ 4,592	$ (9,718)
Earnings (loss) per share:			
Diluted calculation	$ 0.33	$ 0.30	$ (0.64)
Basic calculation	$ 0.34	$ 0.31	$ (0.64)
Weighted average shares outstanding:			
Diluted calculation	15,503	15,518	15,252
Basic calculation	14,769	14,943	15,252

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)

For the Years Ended December 31, 1999, 2000, and 2001 *(In thousands)*	Common Stock	Comprehensive Income (Loss)	Accumulated Other Comprehensive Income (Loss)	Additional Paid-In Capital	Retained Earnings
BALANCE, DECEMBER 31, 1998	$ 1,502		$ 81	$ 52,461	$ 19,917
Comprehensive income:					
Net income	—	$ 5,068	—	—	5,068
Unrealized loss on securities	—	(126)	(126)	—	—
Comprehensive income	—	$ 4,942	—	—	—
Stock options exercised	37		—	554	—
Directors' and other option grants	—		—	7	—
Common stock repurchased	(81)		—	(8,416)	(279)
Tax effect of non-qualified stock option exercises	—		—	1,398	—
Employee stock purchase plan purchases	12		—	1,124	—
Accelerated vesting of stock options	—		—	82	—
BALANCE, DECEMBER 31, 1999	1,470		(45)	47,210	24,706
Comprehensive income:					
Net income	—	$ 4,592	—	—	4,592
Unrealized gain on securities	—	90	90	—	—
Unrealized loss on foreign exchange		(651)	(651)		
Comprehensive income	—	$ 4,031	—	—	—
Stock options exercised	29		—	464	—
Directors' and other option grants	—		—	40	—
Tax effect of non-qualified stock option exercises	—		—	614	—
Employee stock purchase plan purchases	13		—	834	—
Accelerated vesting of stock options	—		—	(65)	—
BALANCE, DECEMBER 31, 2000	1,512		(606)	49,097	29,298
Comprehensive income:					
Net loss	—	$ (9,718)	—	—	(9,718)
Unrealized gain on securities	—	5	5	—	—
Unrealized gain on foreign exchange	—	475	475	—	—
Comprehensive loss	—	$ (9,238)	—	—	—
Stock options exercised	14		—	103	—
Directors' and other option grants	1		—	48	—
Common stock repurchased	(15)		—	(1,941)	1,488
Employee stock purchase plan purchases	18		—	428	—
BALANCE, DECEMBER 31, 2001	$ 1,530		$ (126)	$ 47,735	$ 21,068

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31, *(In thousands, except per share data)*	1999	2000	2001
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income (loss)	$ 5,068	$ 4,592	$ (9,718)
Adjustments to reconcile net income (loss) to net cash from operating activities:			
Depreciation and amortization	4,598	6,669	8,849
Loss (gain) on sale of fixed assets	10	(13)	215
Deferred income taxes	(1,042)	(100)	1,012
Effect of changes in:			
Contract accounts receivable	(1,261)	(4,890)	2,507
Costs and estimated earnings in excess of billings on uncompleted contracts	657	(3,432)	4,888
Prepaid expenses and other	(1,489)	1,216	(602)
Other assets	(1,765)	(2,261)	(5,145)
Accounts payable and accrued expenses	801	5,949	(4,890)
Billings in excess of costs and estimated earnings on uncompleted contracts	(749)	(1,216)	(121)
Other liabilities	(241)	(60)	1
Net cash from operating activities	4,587	6,454	(3,004)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Sale (purchase) of investments, net	13,315	(200)	5,694
Payments related to acquisition	(14,404)	(1,380)	—
Purchase of fixed assets	(5,996)	(7,495)	(4,870)
Proceeds from sale of fixed assets	46	83	312
Net cash from investing activities	(7,039)	(8,992)	1,136
CASH FLOWS FROM FINANCING ACTIVITIES:			
Borrowings on long-term debt	—	—	2,022
Principal portion paid on long-term debt	(31)	—	(54)
Borrowings under lines of credit	4,725	44,206	43,459
Payments on lines of credit	(4,725)	(44,206)	(42,715)
Issuance of common stock	1,691	1,389	563
Repurchase of common stock	(8,776)	—	(468)
Net cash from financing activities	(7,116)	1,389	2,807
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(9,568)	(1,149)	939
EFFECT OF EXCHANGE RATE CHANGES ON CASH	—	(15)	141
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	13,328	3,760	2,596
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 3,760	$ 2,596	$ 3,676
Supplemental Cash Flow Disclosures:			
Income taxes paid	$ 5,620	$ 2,326	$ 767
Interest paid	$ 10	$ 224	$ 94

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

ORGANIZATION AND BUSINESS. RWD Technologies, Inc. (the "Company") was incorporated on January 22, 1988, in the State of Maryland. The Company provides a broad range of integrated solutions designed to improve the productivity and effectiveness of workers in complex operating environments.

The Company's operations depend upon, among other things, the Company's ability to attract, develop, and retain a sufficient number of highly skilled professional employees. In addition, the Company's revenue is generated from a limited number of clients in specific industries. Future operations may be affected by its ability to retain these clients and cyclical and economic factors that could have an impact on those industries.

BASIS OF PRESENTATION. The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. These principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of total revenue and expenses during the reporting period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION. The consolidated financial statements include the accounts of the Company and its greater than 50% owned subsidiaries. The earnings in consolidated subsidiaries are recorded net of minority interests. Investments in 20%- through 50%-owned affiliated companies in which the Company exercises significant influence over operating and financial affairs are included under the equity method of accounting. Otherwise, investments are included at cost. All significant intercompany accounts and transactions have been eliminated.

FOREIGN CURRENCY TRANSLATION. The Company follows Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation" when translating its foreign subsidiaries' accounts into U.S. dollars. All assets and liabilities are translated at the current exchange rate while stockholders' equity accounts are translated at the appropriate historical rate. Revenues and expenses are translated at the current exchange rate in effect at the time of the transaction. Gains and losses on transactions denominated in other than the functional currency of an operation are reflected in other income on the accompanying statements of operations.

CASH AND CASH EQUIVALENTS. The Company considers all highly liquid investments purchased with original maturities of 90 days or less to be cash equivalents.

INVESTMENTS (IN THOUSANDS). Investments as of December 31, 2000 and 2001 consisted of U.S. Government and tax-exempt municipal securities that mature within one year. As of December 31, 2000 and 2001, $24,744 and $19,093, respectively, were classified as available-for-sale and were recorded at market value, with the change in market value being recorded as a component of stockholders' equity.

FINANCIAL INSTRUMENTS. Financial instruments as of December 31, 2000 and 2001 consist of cash and cash equivalents, investments, receivables, payables, debt, and capital lease obligations, for which the carrying amounts approximate market value.

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," was issued in June 1998. SFAS No. 133 specifies recognition of all derivative instruments in the balance sheet as assets or liabilities measured at fair value. Derivatives can be specifically designated as hedges. The Company has identified that it has no financial instruments that qualify under the definition in SFAS No. 133.

FIXED ASSETS (IN THOUSANDS). Fixed assets are stated at cost. Depreciation is computed using the straight-line method based on the estimated useful lives as follows:

Furniture and fixtures	7 years
Office equipment	5 years
Computer equipment	3 years
Leasehold improvements	4-10 years

Depreciation expense for 1999, 2000, and 2001 was $4,258, $5,841, and $6,189, respectively.

SOFTWARE DEVELOPMENT COSTS (IN THOUSANDS). The Company accounts for software development costs in accordance with SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed."

Costs incurred prior to the establishment of technological feasibility are expensed as incurred. Deferred computer software development costs are amortized, beginning when the product is first available for general release to customers. Periodic amortization is computed on a product-by-product basis at the greater of the amount determined with reference to total estimated revenues to be generated by the product or the amount computed on a straight-line basis with reference to the product's expected life cycle. Product amortization expense for the years ended 2000 and 2001 was $122 and $1,945, respectively. Accumulated amortization as of December 31, 2000 and 2001 was $122 and $2,067, respectively.

Costs incurred in the search for, or the evaluation of, software product alternatives and for the conceptual formulation and the translation of knowledge into a design are considered research and development expenses and are charged to expense as incurred. Software maintenance costs are also expensed as incurred.

The Company capitalizes interest on borrowings during the active development of major software products. Capitalized interest is added to the cost of the underlying software product and is amortized along with other capitalized costs of software development. For 2001, the Company capitalized $218 of interest in connection with several software development initiatives. No interest was capitalized during 2000.

LONG-LIVED ASSETS. In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," the Company records impairment losses on long-lived assets used in operations whenever events or circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment is recognized to the extent that the sum of undiscounted estimated future cash flows expected to result from the use of the assets is less than the carrying value. As of December 31, 2000 and 2001, management evaluated the Company's asset base, under the guidelines established by SFAS No. 121, and believes that no impairment has occurred.

REVENUE RECOGNITION. The majority of the Company's revenue is generated from consulting fees. The majority of the Company's consulting contracts are on a time-and-materials basis, although many of the contracts contain initial "not-to-exceed" amounts and Company performance obligations. The Company's remaining consulting contracts are on a fixed-price basis. Revenue is recognized using the percentage of completion method. Consulting contracts generally vary in length from 1 to 36 months.

Earned revenue is based on the percentage that direct labor and other contract costs incurred to date bear to total estimated costs, after giving effect to the most recent estimates of total cost. The cumulative impact of revisions in total cost estimates during the progress of work is reflected in the period in which these changes become known. Earned revenue reflects the original contract price adjusted for agreed-upon claim and change order revenue, if any. Losses expected to be incurred on jobs in process, after consideration of estimated minimum recoveries from claims and change orders, are charged to income as soon as such losses are known.

The Company recognizes revenue from the sale of software license agreements in accordance with Statement of Position (SOP) No. 97-2, "Software Revenue Recognition" and SOP 98-9, "Modification of SOP 97-2 with Respect to Certain Transactions."

Revenue from the sale of software license agreements is generally recognized under the residual method at the time of delivery of software products to the customer and when collectibility is probable and there is persuasive evidence of an agreement. Under the residual method, the Company defers revenue on any undelivered product, as indicated by vendor-specific objective evidence, and recognizes the residual amount in the period in which delivery takes place. Revenue from all maintenance, hosting, and customer support agreements is recognized ratably over the term of the agreement, generally one year, with the unrecognized portion as of year-end being recorded as deferred revenue. Revenue from professional services and training relating to products are recognized as the services are performed.

EARNINGS PER SHARE (EPS). Basic earnings per share consists of the weighted average of shares outstanding during the year. Diluted earnings per share consists of the basic weighted average shares outstanding plus the weighted average of common stock equivalents, which consist of stock options outstanding. For the year ended December 31, 2001, the diluted earnings per share included only the weighted average shares outstanding, as using the common stock equivalents would be antidilutive because the Company had a loss for the year.

NEW ACCOUNTING STANDARDS. In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations" (effective July 1, 2001) and SFAS No. 142, "Goodwill and Other Intangible Assets" (effective for the Company on January 1, 2002). SFAS No. 141 prohibits pooling-of-interests accounting for acquisitions. SFAS No. 142 specifies that goodwill and some intangible assets will no longer be amortized, but instead, will be subject to periodic impairment testing under a fair value approach. The Company is in the process of evaluating the financial statement impact of adoption of SFAS No. 142, but believes that some amount of its carrying value of goodwill is likely to be impaired under the new provisions.

SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued in August 2001. This statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes SFAS No. 121 and Accounting Principles Board (APB) Opinion No. 30. The provisions of this statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. The Company will apply this guidance prospectively.

RECLASSIFICATIONS. Certain reclassifications were made to prior year amounts to conform to the current year presentation.

2. ACQUISITIONS (in thousands):

During 1999, the Company acquired all of the outstanding stock of Merrimac Interactive Media Corp. for a purchase price of $13,500 plus certain other costs. Net assets of Merrimac were $(520). The business combination was accounted for under the purchase method of accounting, in accordance with Accounting Principles Board (APB) Opinion No. 16, "Business Combinations." The excess purchase price over the fair value of the net assets acquired resulted in the recognition of approximately $13,800 of goodwill, which is being amortized over the estimated useful life of 20 years. Amortization expense for 1999, 2000, and 2001 was $340, $706, and $715, respectively.

In December 2000, the Company formed SAP Learning Solutions ("SAPLS"), a joint venture between RWD and SAP Asia, in which the Company owns a 60 percent interest. The accounts of SAPLS and the results of its operations have been consolidated within these financial statements.

3. COSTS AND ESTIMATED EARNINGS ON CONTRACTS IN PROCESS (in thousands):

As of December 31,	2000	2001
Cost incurred and estimated earnings on uncompleted contracts	$ 94,034	$ 66,322
Less billings to date on uncompleted contracts	86,663	61,356
Net unbilled revenues	$ 7,371	$ 4,966

Included in the accompanying consolidated balance sheets under the following captions:		
Costs and estimated earnings in excess of billings on uncompleted contracts	$ 10,273	$ 7,753
Billings in excess of costs and estimated earnings on uncompleted contracts	2,902	2,787
Net unbilled revenues	$ 7,371	$ 4,966

Generally, contracts provide for the billing of costs incurred and estimated fees on a monthly basis. Amounts recorded in "costs and estimated earnings in excess of billings on uncompleted contracts" in the accompanying consolidated financial statements will be billed within twelve months of the balance sheet date.

4. SOFTWARE DEVELOPMENT AND OTHER ASSETS (in thousands):

The components are as follows:

As of December 31,	2000	2001
Unamortized software development costs	$ 1,174	$ 6,441
Other	892	1,431
	$ 2,066	$ 7,872

5. LINE OF CREDIT (in thousands):

The Company has a revolving line of credit agreement with a commercial bank that is intended for working capital purposes. The unsecured line is for $10,000 with a sub-limit of up to $3,000 for the issuance of standby letters of credit, and expires May 31, 2003. Interest is payable monthly in arrears at a rate equivalent to the bank's 30-day LIBOR rate plus 1.2 percent. Under the terms of the current loan agreement, availability is limited to $7,500 until such time as the Company achieves positive cash flow on a year to date basis. During 2000, the Company drew on the credit line in all months except February. The weighted average interest rate for 2000 was 7.3 percent and the highest balance outstanding was $8,986. During 2001, the Company drew on the line in each month and the highest balance outstanding was $4,078. The weighted average interest rate for 2001 was 4.8 percent. There was no outstanding balance on this credit line as of December 31, 2000 or 2001, and the Company was in compliance with all financial covenants under the loan agreement.

In addition, the Company's majority-owed subsidiary, SAPLS, has a 5,000 Singapore dollar (SGD) revolving credit facility with a major bank intended for general working capital requirements. The loan is secured by a SGD3,000 standby letter of credit provided by the Company and a SGD2,000 corporate guaranty provided by the Company's joint venture partner. As of December 31, 2001, $717 was outstanding under this line of credit.

Including the letter of credit securing the loan for SAPLS described above, the Company has approximately $2,500 in outstanding letters of credit as of December 31, 2001.

6. LONG-TERM DEBT (in thousands):

The components of long-term debt as of December 31, 2000 and 2001 are as follows:

	December 31, 2001 Interest Rates	Maturities	2000	2001
Note payable	5.00%	Jan 2011	$ 532	$ 660
Note payable	5.25%	Apr 2007	—	2,000
Capital leases	7.00–7.50%	2002–2006	75	39
			607	2,699
Less current portion			57	300
			$ 550	$ 2,399

In September 1997, the Maryland Department of Business and Economic Development made a conditional loan of $1,272 to the Company to assist in the expansion of its world headquarters in Columbia, Maryland. A portion of this loan was forgivable under certain employment targets set forth in the loan agreement for each year after the initial disbursement of funds. Interest accrues at 5 percent per year on the unforgiven balances, which is then added to the unforgiven loan balance as of March 31, 2002 to determine the outstanding balance payable under the promissory note. The total amount of $660 is payable over nine years and matures on January 1, 2011. Payments of principal, and interest at a fixed rate of 5 percent, are due quarterly beginning April 1, 2002.

In October 2001, the Company signed a promissory note and loan agreement in the amount of $2,000 with a local bank. During the first six months of the loan, interest-only payments are due monthly. Beginning May 11, 2002, monthly payments of $40 are payable over 60 months. The interest rate on this loan as of December 31, 2002 was at the bank's prime rate plus 0.5 percent.

Annual maturities of all long-term debt are as follows:

Year Ended December 31,	Amount
2002	$ 300
2003	434
2004	459
2005	494
2006	530
2007 and thereafter	482
	$ 2,699

7. ACCRUED PAYROLL & OTHER (in thousands):

The components of accrued payroll and other are as follows:

As of December 31,	2000	2001
Payroll and related withholding	$ 4,583	$ 4,129
Unearned revenue	106	1,332
Other	2,822	1,657
	$ 7,511	$ 7,118

8. BUSINESS SEGMENTS (in thousands):

The Company believes it has reportable operating segments, as defined by SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." The Company has identified three distinct operating segments: Enterprise Systems, Performance Solutions, and Latitude360.

The accounting policies for these segments are the same as those described in the summary of significant accounting policies. Depreciation and amortization expense is reported in each operating segment. However, the Company's tangible assets are not managed as distinct asset groups. All tangible assets not specifically identified to a segment are recorded at the corporate level with depreciation expense allocated to operating segments based on headcount. Interest expense, interest income, and income taxes are reported at the corporate level only and are not disclosed below.

For the Year Ended December 31,	1999	2000	2001
REVENUE (ALL EXTERNAL):			
Enterprise Systems	$ 37,255	$ 46,895	$ 47,849
Performance Solutions	45,083	49,103	39,788
Latitude360	42,095	38,312	29,799
TOTAL REVENUE	$ 124,433	$ 134,310	$ 117,436
GROSS PROFIT (LOSS):			
Enterprise Systems	$ 6,331	$ 12,825	$ 9,534
Performance Solutions	13,479	13,773	6,273
Latitude360	9,599	6,322	(1,053)
TOTAL GROSS PROFIT	$ 29,409	$ 32,920	$ 14,754
DEPRECIATION AND AMORTIZATION EXPENSE ALLOCATED TO SEGMENTS:			
Enterprise Systems	$ 1,067	$ 1,446	$ 2,329
Performance Solutions	799	941	1,763
Latitude360	1,120	1,704	1,798
TOTAL ALLOCATED TO SEGMENTS	2,986	4,091	5,890
AMOUNT NOT ALLOCATED TO SEGMENTS	1,612	2,578	2,959
TOTAL DEPRECIATION AND AMORTIZATION EXPENSE	$ 4,598	$ 6,669	$ 8,849
REVENUE (BY GEOGRAPHY):			
United States	$ 112,212	$ 121,301	$ 103,396
Non-United States	12,221	13,009	14,040
TOTAL REVENUE	$ 124,433	$ 134,310	$ 117,436

SIGNIFICANT CLIENTS. Automotive industry clients generated an aggregate of 37.5 percent, 36.8 percent, and 32.2 percent of total revenue in 1999, 2000, and 2001, respectively. Petroleum-chemical clients generated an aggregate of 6.3 percent, 7.8 percent, and 9.6 percent of total revenue in 1999, 2000, and 2001, respectively. Food and beverage industry clients generated an aggregate of 8.3 percent and 7.7 percent of the Company's total revenue in 2000 and 2001, respectively. Sales to one client during 1999, 2000, and 2001 were approximately 20.4 percent, 18.6 percent, and 17.8 percent, respectively, of total revenue. Sales to another client were approximately 10.9 percent, 14.0 percent, and 9.1 percent of total revenue in 1999, 2000, and 2001, respectively. No other client represented more than 10 percent of the Company's total revenue in any of these periods.

9. COMMITMENTS AND CONTINGENCIES (in thousands):

COMMITMENTS. The Company leases office facilities under various operating leases that expire through November 2011. The leases require the Company to pay for a portion of common area maintenance expenses and real estate taxes. Rent expense was $4,369, $5,318, and $5,262 in 1999, 2000, and 2001, respectively. During 2001, the Company entered into two operating leases for furniture and computer equipment for its new facility on the campus of the University of Maryland, Baltimore County

Future minimum lease commitments as of December 31, 2001 for all leases having an initial or remaining non-cancelable lease term in excess of one year are as follows:

Year Ending December 31,	Operating Leases
2002	$ 6,645
2003	6,491
2004	3,228
2005	2,286
2006	1,840
2007 and thereafter	8,178

The Company has entered into employment agreements with five key employees, which contain restrictions on the employees' ability to compete with the Company following termination of their employment. The Company is currently negotiating employment agreements with two additional key employees.

LITIGATION. The Company is party to litigation from time to time arising in the ordinary course of its business. It is management's opinion, after consultation with its legal counsel, that none of the outcomes of known claims, whether individually or in the aggregate, will have a material adverse effect on the Company's financial position or results of operations.

10. STOCK OPTIONS AND PURCHASE PLANS (in thousands, except per share data):

The Company's Amended and Restated Employee Equity Participation Plan (the "Equity Plan"), was originally adopted on January 1, 1989. A total of 4.065 million shares of the Company's Common Stock were reserved for issuance upon the exercise of options granted under the Equity Plan. The Equity Plan expired on January 1, 1999; however, as of December 31, 2001, approximately 1.5 million options remained outstanding but unexercised under this plan. On March 6, 1998, the Company's Board of Directors adopted the Company's 1998 Omnibus Stock Incentive Plan (the "Omnibus Plan"). The Omnibus Plan originally reserved 2.0 million shares of the Company's Common Stock to be awarded as options. On April 6, 2000, the Company's shareholders approved an amendment to the Omnibus Plan to reserve an additional 3.5 million shares. As of December 31, 2001, there were approximately 4.0 million options outstanding and unexercised under the Omnibus Plan. The options granted to employees under these plans vest over periods of three to five years. All options generally vest evenly over the vesting period. Options have been granted with expiration dates that vary from ten years following the date of grant to ten years after the first vesting date. In addition, all options expire within thirty days of any individual employee's termination of employment, except in the case of retirement. In that event, the options expire twelve months following the employee's retirement date. The options granted to non-employee directors vest ratably over a three-year period, beginning one year after grant, and expire ten years after the date of grant. The Company has also granted stock options to certain key employees with accelerated vesting.

The Company accounts for its stock-based compensation plans as permitted by SFAS Statement No. 123, "Accounting for Stock-Based Compensation," which allows the Company to follow APB No. 25, "Accounting for Stock Issued to Employees" and recognize no compensation cost for options granted at fair market value. The Company has computed, for disclosure purposes, the value of all compensatory options granted during 1999, 2000, and 2001, using the Black-Scholes option pricing model. The following assumptions were used for grants:

For the Year Ended December 31,	1999	2000	2001
Risk-free interest rate (range)	4.8%-6.5%	5.0%-6.7%	4.5%-5.4%
Expected dividend yield	0.0%	0.0%	0.0%
Expected lives	5-7 years	3-5 years	3-5 years
Expected volatility	57.0%	74.0%	78.9%

Options were assumed to be exercised upon vesting for the purposes of this valuation. Adjustments were also made for options assumed forfeited prior to vesting. Had compensation costs for compensatory options been determined consistent with SFAS No. 123, the Company's reported net income (loss) and earnings (loss) per share information reflected on the accompanying consolidated operating statements would have been reduced to the following "as adjusted" amounts:

For the Year Ended December 31,	1999	2000	2001
Net Income (Loss):			
As reported	$ 5,068	$ 4,592	$ (9,718)
As adjusted	2,425	2,057	(13,707)
Diluted Earnings (Loss) Per Share:			
As reported	$ 0.33	$ 0.30	$ (0.64)
As adjusted	0.16	0.13	(0.90)
Basic Earnings (Loss) Per Share:			
As reported	$ 0.34	$ 0.31	$ (0.64)
As adjusted	0.16	0.14	(0.90)

The following table summarizes all stock option and purchase right activity during 1999, 2000, and 2001.

	Number of Shares		
	Key Party Option Agreements	Employee Plan	Exercise Price Per Share
Outstanding as of			
December 31, 1998	1	3,556	$ 0.67 – 24.00
Granted	—	1,582	6.75 – 10.00
Exercised	—	(365)	0.67 – 19.75
Terminated	—	(283)	0.83 – 24.00
Outstanding as of			
December 31, 1999	1	4,490	0.67 – 24.00
Granted	—	1,732	3.13 – 9.00
Exercised	—	(290)	0.67 – 6.00
Terminated	—	(1,012)	1.00 – 24.00
Outstanding as of			
December 31, 2000	1	4,920	0.67 – 24.00
Granted	—	1,661	2.20 – 4.31
Exercised	—	(132)	0.67 – 1.00
Terminated	—	(883)	0.83 – 24.00
Outstanding as of			
December 31, 2001	1	5,566	0.67 – 24.00

The number of options exercisable as of December 31, 1999, 2000, and 2001 were 1,109, 1,531, and 2,247, respectively. The weighted average fair value of options granted for the years ended December 31, 1999, 2000, and 2001 was $5.16, $2.52, and $1.69, respectively. These fair values were calculated using the Black-Scholes option pricing model.

The following tables summarize information about fixed stock options outstanding as of December 31, 2001.

Options Outstanding			
Range of Exercise Prices	Number Outstanding at December 31, 2001	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 0.67 – 1.00	422	4.21 years	$ 0.89
2.20 – 6.75	3,177	8.65	3.64
7.25 – 13.00	1,032	7.88	8.39
17.38 – 24.00	935	7.27	18.52
0.67 – 24.00	5,566	7.94	6.81

Options Exercisable		
Range of Exercise Prices	Number Exercisable at December 31, 2001	Weighted Average Exercise Price
$ 0.67 – 1.00	422	$ 0.89
2.20 – 6.75	775	4.62
7.25 – 13.00	446	8.69
17.38 – 24.00	604	18.53
0.67 – 24.00	2,247	8.47

The Company has approved an employee stock purchase plan (the "Stock Purchase Plan"). The Stock Purchase Plan qualifies as an "employee stock purchase plan" under Section 423 of the Internal Revenue Code. All regular full-time employees of the Company (including officers), and all other employees whose customary employment is for more than 20 hours per week are eligible to participate in the Stock Purchase Plan. Directors who are not employees are not eligible. A maximum of four hundred seventy-five thousand shares of the Company's Common Stock were reserved for issuance under the Stock Purchase Plan. Participants are permitted to withhold up to 10 percent of eligible compensation. A participant can purchase no more than two thousand shares of stock. The purchase price of stock is 85 percent of the fair market value of the Company's Common Stock on the first or last business day of the offering period, whichever is lower. Offering periods run for consecutive six-month periods, with the current offering period ending April 30, 2002. As of December 31, 2001, approximately seventy-eight shares remained available for sale.

A summary of the Stock Purchase Plan is as follows:

Offering period	Began	Ended	Shares Purchased	Exercise Price
1	April 16, 1998	October 31, 1998	38	$ 15.81
2	November 1, 1998	April 30, 1999	45	13.71
3	May 1, 1999	October 31, 1999	75	6.91
4	November 1, 1999	April 30, 2000	66	6.69
5	May 1, 2000	October 31, 2000	68	5.92
6	November 1, 2000	April 30, 2001	97	2.98
7	May 1, 2001	October 31, 2001	86	1.87
8	November 1, 2001	April 30, 2002	—	—

11. RETIREMENT SAVINGS PLAN (in thousands):

The Company has a retirement savings plan (401(k) plan) whereby employees may contribute up to the limits established by the Internal Revenue Service. The Company, at the discretion of the Board of Directors, may choose to match employee contributions in cash up to 15 percent of each employee's compensation. Employees have the option to invest their contributions and the Company's matching amounts in up to ten different funds at the employee's discretion. RWD Company Stock is not available as a 401(k) plan investment alternative. The Company's contribution expense net of forfeitures during 1999, 2000, and 2001 was $1,816, $897, and $751, respectively.

12. INCOME TAXES (in thousands):

The Company incurred a net operating loss for the year ended December 31, 2001, a portion of which will be carried back to obtain refunds of prior income taxes paid. The remaining tax-based net operating loss of approximately $9,200 will be carried forward and will expire in the year 2022. Because realization of the net operating loss is not assured beyond a reasonable doubt, a valuation allowance has been recorded against the remaining net deferred tax assets. The provisions for income taxes were as follows:

For the Year Ended December 31,	1999	2000	2001
Current:			
Federal	$ 3,375	$ 2,192	$ (2,725)
State	708	553	(212)
Deferred:			
Federal	(872)	(165)	(1,918)
State	(170)	(42)	(322)
Total provision for (benefit from) taxes before valuation allowance	3,041	2,538	(5,177)
Less valuation allowance	—	—	1,822
Total provision for (benefit from) taxes	$ 3,041	$ 2,538	$ (3,355)

The statutory federal income tax rate, reconciled to the effective tax rate provision is as follows:

For the Year Ended December 31,	1999	2000	2001
Statutory federal income tax rate (34%)	$ 2,757	$ 2,424	$ (4,679)
State income taxes, net of federal income tax effect	467	376	(445)
Other	(183)	(262)	(53)
Total provision for (benefit from) taxes	3,041	2,538	(5,177)
Less valuation allowance	—	—	1,822
Total provision for (benefit from) taxes	$ 3,041	$ 2,538	$ (3,355)

Temporary differences arise between the financial reporting and income tax basis carrying amounts of assets and liabilities, which gives rise to deferred income taxes. The Company's deferred taxes as of December 31, 2000 and 2001, and the elements of the deferred taxes are as follows:

As of December 31,	2000	2001
Current Deferred Taxes:		
Deferred tax assets:		
Accrued compensation	$ 696	$ 639
Allowance for bad debts	129	294
Other	—	47
Deferred rent credits	139	92
Net operating loss	—	3,427
Deferred tax assets before valuation allowance	964	4,499
Valuation allowance	—	(1,822)
Deferred tax assets	964	2,677
Deferred tax liabilities:		
Prepaid expenses	(35)	(42)
Deferred tax liabilities	(35)	(42)
Net current deferred tax assets	$ 929	$ 2,635
Noncurrent Deferred Taxes:		
Deferred tax assets:		
Business expansion costs	$ 23	$ 30
Minimum tax credit carryforward	—	274
Minority interest	—	312
Deferred tax assets	23	616
Deferred tax liabilities:		
Depreciation and amortization	(1,370)	(3,250)
Net noncurrent deferred tax liabilities	$ (1,347)	$ (2,634)

13. SELECTED QUARTERLY FINANCIAL DATA (unaudited):

The following is a summary of the unaudited quarterly results of operations for the years ended December 31, 2000 and 2001.

For the Quarter Ended *(In thousands, except per share data)*	March 31, 2000	June 30, 2000	Sept. 30, 2000	Dec. 31, 2000	March 31, 2001	June 30, 2001	Sept. 30, 2001	Dec. 31, 2001
OPERATING STATEMENT DATA:								
Revenue	$ 30,814	$ 33,527	$ 35,670	$ 34,299	$ 30,050	$ 30,418	$ 28,887	$ 28,081
Cost of revenue	23,966	25,280	26,296	25,848	24,965	26,155	26,285	25,277
Gross profit	6,848	8,247	9,374	8,451	5,085	4,263	2,602	2,804
Selling, general and administrative expenses	6,247	6,813	7,078	6,262	6,455	7,264	8,025	7,108
Operating income (loss)	601	1,434	2,296	2,189	(1,370)	(3,001)	(5,423)	(4,304)
Other income	255	228	96	31	208	222	175	420
Income (loss) before taxes	856	1,662	2,392	2,220	(1,162)	(2,779)	(5,248)	(3,884)
Provision for (benefit from) income taxes	317	615	885	721	(546)	(1,179)	(1,630)	—
Net Income (loss)	$ 539	$ 1,047	$ 1,507	$ 1,499	$ (616)	$ (1,600)	$ (3,618)	$ (3,884)
Earnings (loss) per share:								
Diluted calculation	$ 0.04	$ 0.07	$ 0.10	$ 0.10	$ (0.04)	$ (0.10)	$ (0.24)	$ (0.25)
Basic calculation	$ 0.04	$ 0.07	$ 0.10	$ 0.10	$ (0.04)	$ (0.10)	$ (0.24)	$ (0.25)
Weighted average shares outstanding:								
Diluted calculation	15,404	15,260	15,706	15,702	15,151	15,262	15,294	15,301
Basic calculation	14,757	14,912	15,012	15,093	15,151	15,262	15,294	15,301

14. SUBSEQUENT EVENTS:

On March 9, 2002, the President of the United States signed into law the "Job Creation and Worker Assistance Act of 2002." This law contains a provision that extends the corporate tax loss carryback period from two to five years, retroactive for tax years ending in 2001.

As indicated in Note 12 to these financial statements, a portion of the Company's net operating loss for the year ended December 31, 2001 was to be carried forward to 2002 and thereafter under the tax laws existing as of December 31, 2001. Because realization of the loss carried over to 2002 was not assured, a valuation allowance was recorded against the remaining net deferred tax assets as of December 31, 2001. As a result of the passage of this law allowing the remaining net operating loss to be carried back up to five years, the Company believes that the realization of the remaining deferred tax asset is reasonably assured, and will eliminate the valuation allowance on the deferred tax asset in the quarter ending March 31, 2002.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of
RWD Technologies, Inc.:

We have audited the accompanying consolidated balance sheets of RWD Technologies, Inc. (a Maryland corporation) (the "Company") as of December 31, 2000 and 2001, and the related consolidated statements of operations, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RWD Technologies, Inc. as of December 31, 2000 and 2001, and the results of their operations and their cash flows for the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Arthur Andersen LLP

Baltimore, Maryland
March 21, 2002

CORPORATE INFORMATION

SEC FORM 10-K:

A copy of the Company's annual report on Form 10-K for the year ended December 31, 2001, as filed with the Securities and Exchange Commission, as well as other general information regarding the Company may be obtained without charge upon written request to:

RWD INVESTOR RELATIONS

RWD Technologies, Inc.
RWD Building
10480 Little Patuxent Parkway
Columbia, Maryland 21044-3530, USA
888-RWD-TECH or 410-730-4377
Fax: 410-964-6567
E-mail: investor.relations@rwd.com
Internet: http://www.rwd.com and www.latitude360.com

ANNUAL MEETING OF SHAREHOLDERS:

April 26, 2002, 2:00 p.m. at
RWD Applied Technology Laboratory
5521 Research Park Drive
Baltimore, Maryland 21228

TRANSFER AGENT:

American Stock Transfer & Trust Company
40 Wall Street
New York, New York 10005

SHAREHOLDER INQUIRIES:

Communications concerning transfer requirements, lost certificates, and change of address should be directed to the transfer agent.

CORPORATE OFFICE:

RWD Technologies, Inc.
RWD Building
10480 Little Patuxent Parkway
Columbia, Maryland 21044-3530

STOCK LISTING AND PRICES

The Company's Common Stock trades on The NASDAQ Stock Market's National Market under the symbol "RWDT." The following table sets forth, for each quarterly period indicated, the high and low last sale price for the Common Stock as reported by The NASDAQ Stock Market.

	High	Low
2000		
1st Quarter	$ 10.50	$ 8.00
2nd Quarter	9.22	3.38
3rd Quarter	8.50	3.88
4th Quarter	8.50	3.06
2001		
1st Quarter	5.06	3.06
2nd Quarter	4.80	2.61
3rd Quarter	3.55	1.91
4th Quarter	2.85	1.75

OUTSIDE COUNSEL:

Piper Marbury Rudnick & Wolfe LLP
Baltimore, Maryland

AUDITORS:

Arthur Andersen LLP
Baltimore, Maryland

The Company's registered service marks include "RWD Technologies, Inc.," "CertificationNet," "RWD logo," and the phrase, "We bring people and technology together." Additionally, the Company has a number of trade and service marks including "RWD LeanVision," "End2End eLearning," "Latitude360," "Latitude360 logo," "Latitude360.com," "University360," "360Sync," "Registrar360," "RWD.com," "RWD eLearning," "RWD Info Pak," "RWD LeanVision," "RWD Technologies," "RWD TOPS," and "RWD User Performance Pak." SAP, (including other trademarks of SAP AG) are trademarks or registered trademarks of SAP AG in Germany and several other countries and are used with the permission of SAP AG. All other product and company names referenced herein are the registered or unregistered trademarks of their respective owners.

OFFICE LOCATIONS

UNITED STATES

CORPORATE HEADQUARTERS
10480 Little Patuxent Parkway
Columbia, Maryland U.S.A. 21044-3530
1-410-730-4377
1-888- RWD-TECH (793-8324)

CALIFORNIA
2882 Prospect Park Drive, Suite 215
Sacramento, CA 95670

12647 Alcosta Boulevard, Suite 160
San Ramon, CA 94583

FLORIDA
775 East Merritt Island Causeway, Suite 110
Merritt Island, FL 32952

GEORGIA
Glenridge Highlands One
5555 Glenridge Connector, Suite 150
Atlanta, GA 30342

ILLINOIS
18 W. 140 Butterfield Road, 15th Floor
Oakbrook Terrace, IL 60181

KENTUCKY
2343 Alexandria Drive, Suite 300
2 Paragon Center
Lexington, KY 40504

MARYLAND
Latitude360
Applied Technology Laboratory
5521 Research Park Drive
Baltimore, MD 21228

MASSACHUSETTS
1050 Winter Street
1st Floor East
Waltham, MA 02451

MICHIGAN
5440 Corporate Drive, Suite 400
Troy, MI 48098

NEW JERSEY
214 Carnegie Center, Suite 101
Princeton, NJ 08540

OHIO
8805 Governor's Hill Drive, Suite 330
Cincinnati, OH 45249

OREGON
1022 S.W. Salmon Building
1010 SW 11th Avenue
Portland, OR 97205

TEXAS
2929 Allen Parkway, Suite 2405
Houston, TX 77019

VIRGINIA
WyteStone Plaza
801 East Main Street, Suite 1106
Richmond, VA 23219

CANADA
RWD Technologies Canada, Co.
The Madison Centre
4950 Yonge Street, Suite 2200
Toronto, Ontario M2N 6K1

GERMANY

WALLDORF
SAP-Partners Port
Altrottstrasse 31
D-69190 Walldorf
Germany

UNITED KINGDOM

BIRMINGHAM
6250 Bishops Court
Solihull Parkway
Birmingham Business Park
Birmingham B37 7YB England

LONDON
3 Furzeground Way
Stockley Park
Uxbridge UB11 1AJ England

DIRECTORS & OFFICERS



DIRECTORS

(first row, right to left)
Robert W. Deutsch, Kenneth J. Rebeck, Dana M. Sohr

(stairs, top to bottom)
Deborah T. Ung, Henry Z Shelton, Jr., Robert T. O'Connell, Jeffrey W. Wendel, Daniel J. Slater, Jane Brown, David Yager, Robert M. Rubin

Not Pictured: James R. Kinney, Jerry P. Malec



OFFICERS (left to right)
Richard M. Contel, Laurens MacLure, Jr., Butler Newman, Daniel A. Cantwell, Robert B. Gosline, Jr., Vincent Marucci, Jr., Michael Bray, T. Kathleen Hanley, Beth M. Buck, Dudley R. Beagle

ROBERT W. DEUTSCH, Ph.D., P.E.
Director, Chairman, President, and Chief Executive Officer
RWD Technologies, Inc.

KENNETH J. REBECK, P.E.
Director, Senior Vice President, and Chief Operating Officer
RWD Technologies, Inc.

DANIEL J. SLATER
Director, President
Performance Solutions
RWD Technologies, Inc.

DANA M. SOHR
Director, President
Enterprise Systems
RWD Technologies, Inc.

DAVID YAGER, Ph.D.
Director, President
Latitude360, a division of RWD Technologies, Inc.

JEFFREY W. WENDEL
Director, Senior Vice President
Latitude360, a division of RWD Technologies, Inc.

JANE BROWN
Director
RWD Technologies, Inc.
Executive Director
Robert W. Deutsch Foundation

JAMES R. KINNEY
Director
RWD Technologies, Inc.
President
Mariner Consulting, Inc.

JERRY P. MALEC
Director
RWD Technologies, Inc.
Chairman
Servigistics, Inc.

ROBERT T. O'CONNELL
Director
RWD Technologies, Inc.

ROBERT M. RUBIN
Director
RWD Technologies, Inc.
CEO
Valley Management Consultants

HENRY Z SHELTON, JR.
Director
RWD Technologies, Inc.
Senior Vice President & CFO
USEC Inc.

DEBORAH T. UNG
Director
RWD Technologies, Inc.
President
LearnWare International Corporation

LAURENS MACLURE, JR.
Vice President, General Counsel, and Corporate Secretary
RWD Technologies, Inc.

DUDLEY R. BEAGLE
Vice President
Performance Solutions
RWD Technologies, Inc.

MICHAEL BRAY
Senior Vice President
Enterprise Systems
RWD Technologies, Inc.

BETH M. BUCK, CPA
Vice President, Chief Financial Officer, and Treasurer
RWD Technologies, Inc.

DANIEL A. CANTWELL
Vice President
Performance Solutions
RWD Technologies, Inc.

RICHARD M. CONTEL
Vice President
Latitude360, a division of RWD Technologies, Inc.

ROBERT B. GOSLINE, JR.
Vice President and Chief Information Officer
RWD Technologies, Inc.

T. KATHLEEN HANLEY
Vice President
Performance Solutions
RWD Technologies, Inc.

VINCENT MARUCCI, JR.
Senior Vice President and Chief Technology Officer
Latitude360, a division of RWD Technologies, Inc.

DESIGN HC Creative Communications, LLC PRINTING Westland Enterprises, Inc.

RWD Technologies®

We bring people and technology together®

RWD TECHNOLOGIES

Corporate Headquarters | 10480 Little Patuxent Parkway | Columbia, MD 21044-3530, USA

1.410.730.4377 | 1.888.RWD.TECH | www.rwd.com